UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Amendment No. 7*
Under the Securities Exchange Act of 1934
CLEARLY CANADIAN BEVERAGE CORPORATION
(Name of Issuer)
COMMON SHARES
(Title of Class of Securities)
184901 30 4
(CUSIP Number)
Timothy M. Woodland
Cairncross & Hempelmann, P.S.
524 Second Avenue, Suite 500
Seattle, WA 98104
(206) 254-4424
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 21, 2007
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	184901 30 4	Schedule 13D/A	Page	2	of	10

1	NAMES OF REPORTING PERSONS BG CAPITAL GROUP LTD.
I.R.S. Identification Nos. of above persons (entities only).

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BAHAMAS

	7	SOLE VOTING POWER

NUMBER OF		40,960,124

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,913,777

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,960,124

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

66.95%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
Notes:
(1) See Item 5 below for a discussion of the calculations of beneficial ownership.

CUSIP No.	184901 30 4	Schedule 13D/A	Page	3	of	10

1	NAMES OF REPORTING PERSONS ROBERT GENOVESE
I.R.S. Identification Nos. of above persons (entities only).

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC (BG Capital)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA

	7	SOLE VOTING POWER

NUMBER OF		40,960,124

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		8,913,777

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

40,960,124

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

66.95%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
Notes:
(1) These are the same securities being reported by BG Capital Group Ltd. (“BG Capital”) as a Reporting Person hereunder. Mr. Genovese is the sole stockholder of BG Capital and has sole voting and dispositive power over shares of common stock owned by BG Capital.
(2) See Item 5 below for a discussion of the calculations of beneficial ownership.

CUSIP No.	184901 30 4	Schedule 13D/A	Page	4	of	10

EXPLANATORY NOTE
This Amendment No. 7 on Schedule 13D/A amends the statement on Schedule 13D filed on May 24, 2005, as amended by the statement on Schedule 13D/A (Amendment No. 1) filed on December 29, 2005, as further amended by the statement on Schedule 13D/A (Amendment No. 2) filed on July 21, 2006, as further amended by the statement on Schedule 13D/A (Amendment No. 3) filed on October 6, 2006, as further amended by the statement on Schedule 13D/A (Amendment No. 4) filed on January 31, 2007, as further amended by the statement on Schedule 13D/A (Amendment No. 5) filed on April 11, 2007, and as further amended by the statement on Schedule 13D/A (Amendment No. 6) filed on July 13, 2007 (“Schedule 13D”) by BG Capital Group Ltd., a Bahamas corporation (“BG Capital”) and Robert Genovese (“Genovese” and together with BG Capital, the “Reporting Persons”) pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended.
This Amendment No. 7 is being filed to report recent purchases and sales of common shares in open market transactions, and to correct the beneficial ownership of common shares over which the Reporting Persons have voting power.
ITEM 1. SECURITY AND ISSUER.
The statement relates to common shares without par value in the capital of Clearly Canadian Beverage Corporation, a British Columbia company (the “Issuer”). The principal executive offices of the Issuer are located at 2267 West 10th Avenue, Vancouver, British Columbia, Canada V6K 2J1.
ITEM 2. IDENTITY AND BACKGROUND.
A.	Name of Persons filing this Statement:

This statement is filed by BG Capital Group Ltd. and Robert Genovese.

B.	Residence or Business Address:

BG Capital Group Ltd.	Robert Genovese
Slot #2000 A.P. 59223	c/o BG Capital Group Ltd.
Nassau, The Bahamas	Slot #2000 A.P. 59223
Nassau, The Bahamas
C.	Present Principal Occupation and Employment:

BG Capital is a merchant bank that specializes in investments in small to mid-size growth companies.

Mr. Genovese’s principal occupation is as a private investor. Mr. Genovese is the sole stockholder of BG Capital and has sole voting and dispositive power over shares of common stock owned by BG Capital.

D.	Criminal Proceedings:

Neither Reporting Person has been convicted in any criminal proceeding during the last five years.

E.	Civil Proceedings:

Neither Reporting Person has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F.	Citizenship:

CUSIP No.	184901 30 4	Schedule 13D/A	Page	5	of	10
BG Capital is a Bahamian corporation. Mr. Genovese is a Canadian citizen who is a resident in The Bahamas.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Between June 26, 2007 and September 21, 2007, BG Capital a) bought a total of 2,024,556 shares of common stock in multiple open market transactions at a total cost of $5,463,860 and b) sold a total of 1,392,267 shares of common stock in multiple open market and private transactions for total gross proceeds of $3,730,020.
BG Capital paid the purchase price with respect to its purchase of 2,024,556 shares of common stock from its working capital.
ITEM 4. PURPOSE OF TRANSACTION.
The sales of the Issuer’s common shares described in Item 3 were made for investment purposes.
The Reporting Persons may acquire or dispose of securities of the Issuer from time to time in the open market or in privately negotiated transactions with third parties in accordance with any applicable securities laws and regulations, subject to and depending upon prevailing market conditions for the Issuer’s common shares.
There has been no change to the information previously reported on Item 4 of the Schedule 13D.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
A.	Beneficial Ownership

Beneficial ownership of common shares of the Issuer by the Reporting Persons is calculated pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended. Under Rule 13d-3, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option, warrant or conversion right) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. Accordingly, as of September 21, 2007, the Reporting Persons are deemed to beneficially own:
(a)	721,486 common shares held by BG Capital;

(b)	2,460,000 common shares, which are not currently outstanding but are issuable upon conversion of the 600,000 Class B Preferred shares held by BG Capital;

(c)	1,600,000 Variable Multiple Voting Shares, of which 1,120,000 shares are issued and outstanding and an additional 480,000 shares that are issuable upon conversion of the 600,000 Class B Preferred shares held by BG Capital. The 1,600,000 Variable Multiple Voting Shares, when issued, currently (as of September 21, 2007) have aggregate voting rights equivalent to 33,646,347 common shares (as described below);

(d)	4,000,000 common shares, which are not currently outstanding but are issuable upon exercise of the Series “A” Warrants held by BG Capital; and

(e)	132,291 common shares, which are not currently outstanding but are issuable upon exercise of finder’s fee warrants held by BG Capital.
Based on 20,943,758 shares of Issuer common stock issued and outstanding as of September 21, 2007, and pursuant to SEC Rule 13d-3, the Reporting Persons are deemed to beneficially own approximately 66.95% of the Issuer common stock.

CUSIP No.	184901 30 4	Schedule 13D/A	Page	6	of	10
The Variable Multiple Voting Shares issuable upon conversion of the Class B Preferred shares, when issued, have special voting rights, as approved by the Issuer’s shareholders at the July 20, 2006 annual general meeting. As of September 21, 2007, the total 1,600,000 Variable Multiple Voting Shares would have voting rights equivalent to a total of 33,646,347 common shares. The formula for calculating the voting rights for the Variable Multiple Voting Share is set forth below:

V	=	LVS x 10
CS
where:

V	=	The number of votes attaching to each issued Variable Multiple Voting Share.

LVS	=	The number of issued Limited Voting Shares (common shares), other than the Limited Voting Shares issued from time to time on conversion of the Issuer’s issued and outstanding Class B Preferred shares.

CS	=	7,229,912 (which represents the number of issued common shares as at March 16, 2006, as may be adjusted for any subdivision or consolidation of the Limited Voting Shares)
B.	Power to Vote and Dispose.

The Reporting Persons have the sole power to vote and direct the disposition of the shares of the Issuer held by the Reporting Persons as disclosed in Item 5.A.

(a) Power to Vote: As a result of the voting rights associated with the Variable Multiple Voting Shares, which are issuable upon conversion of the Class B Preferred shares, the Reporting Persons are deemed to have voting power over 40,960,124 shares.

(b) Power to Dispose: The Reporting Persons are deemed to have dispositive power over 8,913,777 shares.

C.	Transactions Within the Past 60 Days.

The following table sets forth all open market and private transactions in Issuer common stock within the past 87 days (since June 26, 2007) by the Reporting Persons.

		$ per
Date	# Bought	share	Total cost	# Sold	$ per Share	Proceeds
6/28/2007	44,300	2.797	123,907.10			—
6/27/2007	2,962	2.780	8,234.36			—
6/27/2007	20,000	2.750	55,000.00			—
6/27/2007	7,000	2.740	19,180.00			—
6/28/2007	15,000	2.800	42,000.00			—
6/28/2007	500	2.750	1,375.00			—
6/28/2007	1,000	2.800	2,800.00			—
6/27/2007	500	2.790	1,395.00			—
6/27/2007	9,500	2.800	26,600.00			—
6/29/2007	9,600	2.777	26,659.20			—
7/2/2007	11,000	2.764	30,404.00			—
7/3/2007	27,350	2.766	75,650.10			—
6/29/2007	19,367	2.770	53,646.59			—
7/5/2007	40,000	2.777	111,080.00			—
7/5/2007	1,000	2.780	2,780.00			—
7/5/2007	9,000	2.790	25,110.00			—
7/5/2007	25,000	2.780	69,500.00			—
7/5/2007	127,000	2.785	353,695.00			—

CUSIP No.	184901 30 4	Schedule 13D/A	Page	7	of	10

		$ per
Date	# Bought	share	Total cost	# Sold	$ per Share	Proceeds
7/9/2007	45,000	2.806	126,270.00			—
7/6/2007	25,000	2.800	70,000.00			—
7/9/2007	500	2.840	1,420.00			—
7/9/2007	5,833	2.850	16,624.05			—
7/9/2007	15,000	2.860	42,900.00			—
7/9/2007	625	2.870	1,793.75			—
7/6/2007	25,000	2.800	70,000.00			—
7/10/2007	37,500	2.900	108,750.00			—
7/9/2007	53,225	2.858	152,117.05			—
7/10/2007	61,500	2.905	178,657.50			—
7/10/2007			—	553,100	2.898	1,602,883.80
7/12/2007			—	13,000	2.900	37,700.00
7/11/2007	12,500	2.900	36,250.00			—
7/13/2007	135,300	2.923	395,481.90			—
7/13/2007			—	20,000	2.935	58,700.00
7/13/2007	10,000	2.910	29,100.00			—
7/13/2007	15,000	2.920	43,800.00			—
7/13/2007	3,500	2.920	10,220.00			—
7/13/2007	400	2.930	1,172.00			—
7/13/2007	21,100	2.950	62,245.00			—
7/13/2007	10,500	2.950	30,975.00			—
7/16/2007			—	42,962	2.889	124,117.22
7/18/2007			—	10,000	2.800	28,000.00
7/18/2007	15,000	2.757	41,355.00			—
7/19/2007			—	16,000	2.800	44,800.00
7/20/2007			—	10,000	2.812	28,120.00
7/23/2007			—	20,000	2.845	56,900.00
7/24/2007			—	10,500	2.890	30,345.00
7/25/2007			—	7,000	2.830	19,810.00
7/26/2007			—	4,300	2.750	11,825.00
7/27/2007	2,500	2.713	6,782.50		2.713	—
7/27/2007			—	3,500	2.710	9,485.00
7/27/2007	15,000	2.700	40,500.00		2.700	—
7/17/2007	21,800	2.750	59,950.00		2.750	—
7/31/2007			—	19,100	2.748	52,486.80
8/7/2007	15,000	2.690	40,350.00			—
8/7/2007			—	5,000	2.720	13,600.00
8/7/2007	5,000	2.700	13,500.00			—
8/7/2007	10,000	2.700	27,000.00			—
8/3/2007			—	60,000	2.740	164,400.00
8/9/2007	51,000	2.672	136,272.00			—
8/8/2007	25,000	2.660	66,500.00			—
8/8/2007	20,000	2.660	53,200.00			—
8/8/2007	26,833	2.670	71,644.11			—
8/8/2007	15,000	2.680	40,200.00			—
8/9/2007	5	2.680	13.40			—
8/9/2007	9,995	2.700	26,986.50			—
8/9/2007	17,584	2.700	47,476.80			—
8/9/2007	500	2.720	1,360.00			—
8/9/2007	500	2.720	1,360.00			—
8/9/2007	10,600	2.710	28,726.00			—

CUSIP No.	184901 30 4	Schedule 13D/A	Page	8	of	10

		$ per
Date	# Bought	share	Total cost	# Sold	$ per Share	Proceeds
8/10/2007	31,200	2.725	85,020.00			—
8/10/2007			—	5,000	2.720	13,600.00
8/10/2007	25,000	2.710	67,750.00			—
8/10/2007	7,000	2.710	18,970.00			—
8/10/2007	9,000	2.720	24,480.00			—
8/10/2007	500	2.730	1,365.00			—
8/13/2007			—	45,000	2.740	123,300.00
8/13/2007	17,000	2.720	46,240.00			—
8/13/2007	15,000	2.720	40,800.00			—
8/13/2007	41,600	2.726	113,401.60			—
8/16/2007	25,000	2.730	68,250.00			—
8/16/2007	25,000	2.730	68,250.00			—
8/16/2007			—			—
8/16/2007	7,000	2.610	18,270.00			—
8/16/2007	50,000	2.500	125,000.00			—
8/16/2007	3,500	2.490	8,715.00			—
8/16/2007	6,500	2.500	16,250.00			—
8/16/2007	25,000	2.500	62,500.00			—
8/15/2007	4,500	2.720	12,240.00			—
8/15/2007	3,750	2.730	10,237.50			—
8/15/2007	31,000	2.740	84,940.00			—
8/15/2007	500	2.750	1,375.00			—
8/14/2007	63,200	2.725	172,220.00			—
8/14/2007			—	8,500	2.730	23,205.00
8/15/2007	35,700	2.741	97,853.70			—
8/16/2007			—	500	2.740	1,370.00
8/17/2007	600	2.530	1,518.00			—
8/17/2007	1,000	2.558	2,558.00			—
8/20/2007	6,100	2.471	15,073.10			—
8/21/2007	1,100	2.500	2,750.00			—
8/22/2007	2,000	2.410	4,820.00			—
8/20/2007			—	2,700	2.520	6,804.00
8/20/2007			—	15,000	2.510	37,650.00
8/23/2007	1,700	2.415	4,105.50			—
8/24/2007	700	2.430	1,701.00			—
8/24/2007	4,000	2.379	9,516.00			—
8/24/2007			—	4,000	2.430	9,720.00
8/27/2007	9,300	2.496	23,212.80			—
8/23/2007			—	25,000	2.430	60,750.00
8/23/2007			—	8,900	2.429	21,618.10
8/24/2007			—	15,000	2.410	36,150.00
8/24/2007			—	12,350	2.440	30,134.00
8/28/2007	147,800	2.426	358,562.80			—
8/28/2007			—	175,000	2.438	426,650.00
8/29/2007	31,800	2.482	78,927.60			—
8/30/2007	50,900	2.481	126,282.90			—
8/28/2007			—	125,000	2.410	301,250.00
8/28/2007			—	25,000	2.520	63,000.00
8/31/2007	200	2.520	504.00			—
8/31/2007	2,200	2.531	5,568.20			—
8/31/2007			—	4,500	2.522	11,349.00

CUSIP No.	184901 30 4	Schedule 13D/A	Page	9	of	10

		$ per
Date	# Bought	share	Total cost	# Sold	$ per Share	Proceeds
9/4/2007	154,300	2.529	390,224.70			—
9/4/2007			—	17,750	2.529	44,889.75
9/5/2007	600	2.540	1,524.00			—
9/5/2007	1,700	2.540	4,318.00			—
9/5/2007			—	21,400	2.543	54,420.20
9/6/2007			—	50	2.530	126.50
9/7/2007	10,000	2.550	25,500.00			—
9/11/2007	22,550	2.463	55,540.65			—
9/13/2007	20,427	2.437	49,780.60			—
9/12/2007	19,750	2.419	47,775.25			—
9/20/2007			—	155	2.130	330.15
8/23/2007			—	47,000	2.410	113,270.00
9/14/2007			—	3,000	2.300	6,900.00
9/18/2007			—	5,000	2.280	11,400.00
9/19/2007			—	22,000	1.240	27,280.00
9/21/2007			—	10,000	2.168	21,680.00

TOTAL	2,024,556		$5,463,860	1,392,267		$3,373,020
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
The Reporting Persons do not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Persons have not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Persons subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.
ITEM 7. MATERIAL FILED AS EXHIBITS.

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement
SIGNATURE
After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2007	BG CAPITAL GROUP LTD.

	By:	/s/ Robert Genovese

Robert Genovese, President

/s/ Robert Genovese

ROBERT GENOVESE

CUSIP No.	184901 30 4	Schedule 13D/A	Page	10	of	10
EXHIBIT A
SCHEDULE 13D/A
Amendment No. 6
Under the Securities Exchange Act of 1934
CLEARLY CANADIAN BEVERAGE CORPORATION
(Name of Issuer)
COMMON SHARES
(Title of Class of Securities)
184901 30 4
(CUSIP Number)
JOINT FILING AGREEMENT
The undersigned agrees that the accompanying Statement on Schedule 13D/A, Amendment No. 7, dated October 1, 2007, is being filed with the Securities and Exchange Commission on behalf of the each of the undersigned pursuant to Rule 13d-1(k) promulgated under the Exchange Act.
Dated: October 1, 2007
BG CAPITAL GROUP LTD.

By:	/s/ Robert Genovese	/s/ Robert Genovese

	Robert Genovese, President	ROBERT GENOVESE